HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                  May 17, 2012


Rose Zukin
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Alveron Energy Corp.
            Preliminary Proxy Statement on Schedule 14A
            File No. 000-50493

     This office represents Alveron Energy Corp. (the "Company"). Amendment No. 1 to the Company's Preliminary Proxy Statement has been filed with the Commission. With respect to the comment received from the staff by letter dated May 16, 2012, the number of authorized shares of common stock that the Company is authorized to issue has been corrected to 100,000,000 shares.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                /s/ William Hart

                                William T. Hart


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